Filed by Valley National Bancorp
Commission File No. 1-11277
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: Shrewsbury Bancorp

Shrewsbury Bancorp
465 Broad Street
Shrewsbury, New Jersey 07702

December 9, 2004

Dear Shareholder:

We are pleased to inform you that by the unanimous action of your Board of Directors Shrewsbury Bancorp entered into an agreement to merge with Valley National Bancorp.

The Agreement calls for Valley to pay $48.00 per share for each share of Shrewsbury common stock. Subject to the overall limitation that no more than 40% of Shrewsbury shares can be converted into cash, you will have the option of electing to receive either $48.00 per share in cash or $48.00 in Valley common stock for all of your Shrewsbury shares. This election will apply to all of the shares you own. If there is an oversubscription for cash, shareholders electing cash will have a portion of their shares converted to Valley common stock. The Valley common stock will be valued based on the average closing price of Valley common stock during a period shortly before the completion of the merger. If you elect to receive Valley common stock the exchange is expected to be tax free to you.

We anticipate that the merger may be completed as early as the end of the first quarter of 2005. The transaction is contingent upon Valley receiving regulatory approval and the approval of Shrewsbury shareholders.

We are permitted under the merger agreement to pay cash dividends equivalent to Valley’s dividend commencing January 1, 2005. Accordingly, your Board of Directors, at its meeting on December 8, 2004 declared a cash dividend equal to $.39375 per share payable on January 3, 2005 to shareholders of record as of December 10, 2004. We expect to pay cash dividends equivalent to Valley’s dividend again at the beginning of each quarter thereafter until the merger is consummated.

Valley National Bancorp is a highly regarded regional super community bank holding company with $10.6 billion in assets, headquartered in Wayne, New Jersey. Valley’s stock trades on the New York Stock Exchange under the symbol “VLY”. Its principal subsidiary, Valley National Bank, currently operates 133 offices in 87 communities serving 11 counties throughout northern New Jersey and Manhattan.

We are extremely excited about our partnership with Valley. As one of the leading banks in New Jersey, we expect that Valley will be able to offer its retail, commercial and financial services and products to the customers of Shrewsbury as well as to potential customers in those communities not presently served by Valley branch locations.

Valley has assured us that it intends, to the extent practicable, to retain Shrewsbury employees following the completion of the merger.

Early next year you will receive a proxy statement seeking your vote on the merger. The document will explain the merger in more detail and will provide additional information about Valley.

We are extremely grateful for our outstanding success over the past thirty years, and we thank you for your continued support. We truly believe that the combination of our local presence and Valley’s regional strength and successful community bank model will enable us to provide an even wider scope of financial services and prosperity to the Monmouth County communities we serve.

Very truly yours, James W. Harkness, Jr.

Additional Information and Where to Find it

In connection with the proposed merger, Valley intends to file a Proxy Statement/Prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when available) and other documents filed by Valley with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, in conjunction with Valley’s other filings with the Commission may also be obtained from Valley. Free copies of Valley’s filings may be obtained by directing a request to Valley, Dianne Grenz, Senior Vice President, Shareholder Relations, 1455 Valley Road, Wayne, NJ 07470.

Participants in the Solicitations

Shrewsbury, its directors, executive officers and certain members of management and employees may be soliciting proxies from Shrewsbury’s stockholders in favor of the adoption of the merger agreement. A description of any interests that Shrewsbury’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.